

U.S. Securities and Exchange Commission

Division of Investment Management

May 22, 2024

VIA E-mail

Kristen Freeman, Esq.
Senior Director, Counsel
ProShares
7272 Wisconsin Avenue
Bethesda, MD 20812
KFreeman@proshares.com

> Re: ProShares Trust
>
> Post-Effective Amendments to the Registration Statement on Form N-1A
>
> File Nos. 333-89822, 811-21114

Dear Ms. Freeman:

On April 8, 2024, you filed an amendment to Form N-1A pursuant to Rule 485(a) of the Securities Act of 1933 on behalf of Proshares Trust and its new series, ProShares Ultra Ether ETF and ProShares UltraShort Ether ETF (each, a "Fund," collectively, the "Funds"). We have reviewed the registration statement, and to ensure the efficiency of our review process and consistency of disclosure, we are providing a set of comments that generally apply to the Funds and other funds with substantially similar investment objectives and strategies. Unless otherwise specified, each of the comments applies to all funds pursuing these investment objectives and strategies, including funds taking leveraged "short" positions.

Some of the comments elicit supplemental information, while others elicit disclosure. As we are issuing these comments broadly to the Funds and other funds with similar investment objectives and strategies, we recognize that some comments may not be directly applicable to the Funds or that responsive or consistent disclosure may already be included in the registration statement. Accordingly, where no change will be made in the registration statement in response to a comment, please briefly state the basis for your position and/or identify disclosure in the filing that is responsive to, or consistent with, the comment.

Please file a supplemental letter that includes your responses to each of these comments as soon as practicable.

<u>Comments:</u>

1. Please supplementally indicate when the Fund expects to launch.

2. Please consider including "Daily" in the Fund's name inasmuch as the Fund seeks daily returns of 2x or -2x for a single day and not any other period.

3. Please disclose an 80% policy such that the Fund *maintains* an 80% exposure to the terms used in its name.

4. Please supplementally confirm the Fund intends to obtain the targeted 2x or -2x exposure by investing principally in ether futures contracts traded on an exchange registered with the Commodity Futures Trading Commission through a wholly owned foreign subsidiary. Also, please provide the name of the exchange on which the futures contracts will trade.

5. Please supplementally explain the circumstances under which the Fund would invest in derivative instruments other than ether futures contracts traded on the exchange identified in your response.

6. Please supplementally explain, and disclose specifically, what reference assets the Fund will use for any swap agreements. Disclose that these swap agreements are cash-settled, uncleared, and non-exchange-traded.

7. If the Fund will invest in shares of investment companies, please supplementally confirm that those investment companies are investment companies registered under the Investment Company Act of 1940 (the "Act").

8. Please supplementally explain to the staff whether the Fund will have significant exposure to another issuer, whether directly or indirectly through derivative instruments. If so, please identify that issuer.

9. Please supplementally explain and disclose the Fund's strategy with respect to the "rolling" of ether futures contracts, including the contract month the Fund plans to invest in and generally how and when the Fund expects to roll the contracts. If the Fund is unable to provide this disclosure, explain why.

10. Please disclose that there may be differences in returns between ether futures contracts and ether due to divergence in prices or the costs associated with futures investing. In this regard, please disclose any unique contango/rolling risks related to ether futures contracts.

11. Please supplementally discuss how the Fund would be expected to perform during significant daily downturns (where a long-leveraged strategy is used) or upturns (where an inverse-leveraged strategy is used) in the price of ether and ether futures contracts, such as those that occurred on May 18, 2021 to May 25, 2021.

    - 11.1 Would such price changes impact the Fund's operations, including the Fund's creation or redemption process and/or its ability to meet its investment objective and execute on its principal strategies?

12. Please supplementally explain what the Fund would expect in terms of discounts or premiums in response to significant changes in secondary market demand for Fund shares? For example, describe the potential impact on the Fund's premium (or discount) if a large number of investors (*e.g.* more than 50% of net assets) were to buy (or sell) shares.

- 12.1 Please supplementally describe any mismatch between the Fund's holdings and the construct of the index it tracks that could occur during such extreme price changes.

13. Please supplementally provide simulated performance for a hypothetical $10,000 invested in the Fund from April 1, 2023 to March 31, 2024. Please include projected daily, weekly, monthly, and annual performance data for the simulated period.

14. Please supplementally discuss whether the Fund anticipates any capacity constraints in the ether futures market that would limit the size of the Fund's exposure to ether futures and explain to us how the Fund will monitor market capacity as new participants enter the market.

15. Please supplementally explain and disclose the impact of high margin requirements associated with ether futures contracts on the Fund's ability to obtain the targeted 2x or -2x exposure via investments in ether futures contracts.

- 15.1 Would margin requirements during the months of, for example, October 2021, have prevented the Fund from carrying out its strategy?

16. Please supplementally explain how the Fund's 2x or -2x investment objective will be impacted if Future Commission Merchants ("FCMs") charge higher than current prevailing margin rates. Please provide hypothetical estimates for margin levels at 5%, 10%, and 15% higher than current rates (*e.g.*, if the current rate is 30%, the estimates should be at 35%, 40% and 45%).

17. Please supplementally explain how increases in margin rates for ether futures contracts will impact the tracking error for the Fund.

18. Please supplementally confirm whether the Fund has lined up an FCM and who that FCM is.

19. Please supplementally discuss how the Fund anticipates classifying the liquidity of ether futures investments and the rationale for such classification. *See* rule 22e-4(b)(1)(ii).

20. Please supplementally discuss the Fund's plans for liquidity management, including during both normal and reasonably foreseeable stressed conditions.

21. Please disclose the impact of exceeding certain thresholds, such as FCM-imposed capacity limits or the CME's position limits for a given contract, and whether these circumstances (or others) may cause the Fund to reduce its leverage to less than 2x or -2x, as applicable.

22. Please supplementally provide an outline of the Fund's plans for complying with rule 18f-4 under the Act, including a preliminary overview of the key elements of the derivatives risk management program.

23. Please supplementally confirm that the Fund will use a relative VaR test to comply with rule 18f-4 given the Fund's expected leverage.

24. Please supplementally identify the Fund's designated index under rule 18f-4.

- 24.1 Please confirm that the designated index is unleveraged given that the Fund's portfolio consists of derivatives that include economic leverage.

25. Please supplementally provide VaR calculations as required under rule 18f-4 under the Act for the simulated portfolio for each day in the months of January 1, 2024 to April 30, 2024.

- 25.1 Also, include the same calculation for the index the Fund tracks.

26. Please supplementally provide information about the Fund's discussions with potential authorized participants ("APs") or market makers, including:

- 26.1 Please explain the ability of APs and market makers to arbitrage the Fund's holdings in a manner that is expected to keep the Fund's market price in line with its NAV.

- 26.2 Please explain what instruments the APs will use to arbitrage and whether there will be any impact from the inability of broker-dealers to custody "physical" ether.

- 26.3 Please explain if there are any unique considerations/rules from the exchange on which the Fund plans to list that will impact the Fund's ability to pursue its investment strategy; interact with APs; or otherwise impact the Fund's operations.

27. If the Fund will seek to track an index, please describe in the prospectus the index and index methodology, including:

- 27.1 Component selection criteria, explaining how index components are included/excluded;

- 27.2 Index weighting methodology, explaining how components of an index are weighted (*e.g.*, free float-adjusted, capitalization-weighted, price-weighted, equal-weighted or fundamentally-weighted, among others);

- 27.3 Name of the Index and Index Provider;

- 27.4 Rebalance and reconstitution process, including frequency thereof, explaining how and when the index changes; and

- 27.5 Number of index components (a range is acceptable).

28. If the Fund seeks to track the price of ether, please supplementally explain how the Fund will determine the price of ether for purposes of its daily investment objective and revise the disclosure accordingly.

29. Disclose that the subsidiary used by the Fund (the "Subsidiary") includes entities that engage in investment activities in securities or other assets, and which are wholly owned by the Fund.

30. Disclose that the Fund complies with the provisions of the Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

31. Disclose that the Fund complies with the provisions of the Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary's debt as its own for purposes of Section 18.

32. Disclose that any investment adviser to the Subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined.

33. Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

34. Disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the subsidiary.

35. Please supplementally confirm that:

- 35.1 The financial statements of the Subsidiary will be consolidated with those of the Fund (if not, please explain why not);

- 35.2 The Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder;

- 35.3 The Subsidiary and its board of directors will designate an agent for service of process in the United States; and

- 35.4 The Subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

36. Please provide disclosure that describes the unique features of the Fund on the Cover Page or prior to Item 2 in the prospectus and summary prospectus, including:

- 36. 1 Identifying the index (as applicable), multiplier and period (and that returns are not expected to last for a longer period);

- 36.2 Clarifying how the period is measured (*e.g.*, from one NAV calculation to the next NAV calculation);

- 36.3 Explaining that over longer periods results may differ in amount and even direction from the stated multiple; and

- 36.4 Explaining that the Fund presents different risks from other funds; has greater risks than funds that do not use leverage; may only be suitable for knowledgeable investors who understand how the fund operates; the Fund is not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios; and an investor in the Fund could potentially lose the full principal value of their investment within a single day.

37. Please disclose in more detail the risks associated with ether futures capacity risk. In particular, disclose that the Fund may not be able to achieve its investment objective and may experience significant losses if the Fund's ability to obtain exposure to ether futures contracts is disrupted for any reason including, among other things, limited liquidity in the ether futures market, a disruption to the ether futures market, or as a result of margin requirements, position limits, accountability levels, or other limitations imposed by the Fund's futures commission merchants, the listing exchanges, or the CFTC. In your response, please address what action the adviser will take in such circumstances, and the impact of any disruption in the Fund's ability to obtain leveraged exposure to ether or ether futures contracts.

38. Please disclose whether the ability of the Fund to obtain leveraged exposure to ether or ether futures contracts is limited by certain tax rules that limit the amount the Fund can invest in its wholly owned Subsidiary as of the end of each tax quarter, and the impact of exceeding that amount.

39. Given the potential volatility of the Fund's underlying investments/strategy, please disclose as a principal risk that the Fund's strategy may result in significant losses.

40. Please disclose the risks associated with concentrating more than 25% of the Fund's total assets in investments that provide exposure to ether.

41. Please disclose the risk of volatile trading prices by noting that ether has been prone to rapid price declines, including significant declines occurring in a single day, throughout its history, and give examples.

42. Please disclose that differences in the prices between ether and ether futures contracts will expose the Fund to risks different from, and possibly greater than, the risks associated with investing directly in ether, including larger losses or smaller gains.

43. Please disclose the risks associated with index reconstitution, as applicable, including the impact such reconstitution may have on the Fund's ability to meet its investment objective.

44. Please disclose as a risk that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemptions in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

45. Please disclose the risks related to the fragmentation and lack of regulatory compliance and/or oversight of spot markets for crypto assets, including the potential for fraud and manipulation.

46. Please disclose risks related to new or changing laws and regulations affecting the use of blockchain technology and/or investments in crypto assets or crypto asset-related investments.

Disclose that any future regulatory changes may have a materially adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

47. Please disclose that ether and ether futures contracts are relatively new investments, present unique and substantial risks, and historically have been subject to significant price volatility. Also, disclose that the value of ether has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these crypto assets generally may not be based on fundamental analysis.

48. Please disclose that individuals or organizations holding a large amount of ether (also known as "whales") may have the ability to manipulate the price of ether.

49. Under the chart for "Estimated Fund Returns" please state that performance shown in the chart assumes: (a) no Fund expenses; and (b) borrowing/lending rates (to obtain leveraged exposure) of zero percent. Also, state that if Fund expenses and/or actual borrowing/lending rates were reflected, the Fund's performance would be different than shown.

50. If applicable, please reconcile any disclosure that, for temporary defensive purposes, the Fund may depart from its principal investment strategies and any other disclosure that states the Fund will not take temporary defensive positions. Also, if applicable, please supplementally explain how it is appropriate for a fund seeking 2x or -2x exposure to the daily return of ether, or an ether-based or ether futures-based index, to adopt a defensive strategy when the portfolio managers believe instruments in which the Fund normally invests have elevated risks.

51. The staff believes that investments in ether futures contracts fall within a fund's concentration policy and, as such, its concentration policy must account for these investments. Given the extent of the Fund's investment in ether futures contracts and its exposure to ether as result, the staff believes the Fund's fundamental concentration policy should address these investments. The staff notes that a fund may categorize its investments in any reasonable industry, as appropriate.

    - 51.1 The staff notes that policy no. 8 under the Funds' Investment Restrictions states that the "Fund may invest more than 25% of its total assets in investments that provide exposure to ether and/or ether futures contracts". Please revise the term "may" to "will".

52. Please revise the disclosure in Principal Investment Strategy to provide more details about how the Fund will be managed, including how the portfolio holdings of the Subsidiary and Fund will change at quarter-end to meet the Asset Diversification Test of Subchapter M of the Internal Revenue Code. Please also revise the Principal Risk disclosure to reflect any related risks.

53. Please supplementally explain whether the Fund will be able to consistently provide daily investment results that correspond to 2x or -2x the daily return of ether, or an ether-based or ether futures-based index, net of expenses and fees, while also meeting the Asset Diversification Test under Subchapter M of the Internal Revenue Code.

- 53.1 If so, please explain how many days of the year the Fund would be able to provide these returns while also meeting the Asset Diversification Test.

54. Please supplementally explain how much the Fund's performance will deviate from 2x or -2x on days that the Fund reduces its exposure to the subsidiary to 25% or less. As a daily return fund, how is it possible for the fund to meet its 2x objective on those days?

55. Please supplementally explain how income changes at quarter-end, if any, will impact the Fund's investment strategy and its ability to achieve its investment objective, particularly if margin rates increase.

56. Please supplementally provide specific details on what the Fund's portfolio will look like during the quarter vs. quarter-end. As part of your response, provide a representative portfolio for the Fund for each day over a two-quarter period. This representative portfolio should include the investments the Fund will make, and the percentage of the Fund's assets that will be invested in those investments. Please describe any assumptions the Fund makes in assembling this representative portfolio (*e.g.*, assumptions around the amount of margin that will need to be held).

57. Please supplementally explain whether the Fund intends to sell assets held in the Subsidiary around quarter-end. If it does so intend, does the Fund expect challenges with respect to trading near the quarter-end if it has to sell a significant amount of futures or other assets? For example, could bid-ask spreads widen? How confident is the Fund that it will be able to find block trades?

58. Please supplementally explain how the expense ratio at the quarter-end will be impacted.

59. Please supplementally discuss whether the Fund anticipates any widening in spreads between the Fund's NAV and market price during days where the Fund is seeking to meet the Asset Diversification Test.

60. Please supplementally describe any impact to the creation and redemption process on days that the Fund must meet the Asset Diversification Test.

61. Please supplementally explain whether the Fund anticipates greater ETF holder transactions (and therefore greater redeems/creates) at quarter-end? If yes, will the Fund need to maintain an extra cash buffer at that time, while it also will be adjusting its portfolio to comply with the Asset Diversification Test?

62. Provided the level of significance of the Subsidiary on the Fund's reporting and financial statements, please supplementally describe which auditor (foreign or domestic) will play a substantial role in the preparation or furnishing of an audit report and serve as the registrant's principal auditor.

63. If applicable, please prominently disclose that, periodically the Fund may not achieve its objective of daily returns of 2x or -2x of ether, or an ether-based or ether futures-based index, and may return substantially less than that on days that the Fund must reduce its exposure to futures contracts to meet the Asset Diversification Test.

64. To the extent applicable, please enhance the disclosure regarding reverse repurchase agreements and the purchase of Treasury bills in the Principal Investment Strategy and Principal Risks sections, including additional details about the process by which the Fund will engage in reverse repos and the risks associated with being potentially unable to secure sufficient reverse repurchase agreements to execute its investment strategy.

- 64.1 Additionally, please disclose that whenever the Fund enters into a reverse repurchase agreement, it will either: (i) be consistent with Section 18 of the Act and maintain asset coverage of at least 300% of the value of the repurchase agreement; or (ii) treat the reverse repurchase agreement as a derivatives transaction for purposes of Rule 18f-4, including, as applicable, the value-at-risk-based limit on leverage risk.

65. Please describe ether and the Ethereum blockchain; the relationship of ether to the Ethereum blockchain; and the applications and use cases that the Ethereum blockchain and ether have been designed to support. Also, describe the role that the Ethereum Foundation plays in the development, maintenance, and/or governance of the blockchain.

66. Please disclose that the Ethereum blockchain may be vulnerable to attacks to the extent that there is concentration in the ownership and/or staking of ether and specifically explain how this risk varies by level of concentration (*i.e.*, 33% vs. 50% vs. 66% of total staked ether). In this regard, we understand that possession of 33% of staked ether is the minimum stake that can be used to execute an attack and that the possession of more than 50% of staked ether enables more extensive attacks, such as transaction censorship and block reordering.

67. Please disclose that proposed changes to the Ethereum blockchain's protocol may not be adopted by a sufficient number of users and validators, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a "fork"), and give examples of forks (*e.g.*, the fork resulting in the Ethereum Classic blockchain).

68. Please disclose that the Ethereum blockchain's protocol, including the code of smart contracts running on the Ethereum blockchain, may contain flaws that can be exploited by attackers. Also, discuss the exploit of The DAO's smart contract in June 2016, how it was addressed, and its consequences for the blockchain, including the resulting hard fork.

69. Please discuss the exposure of ether to instability in other speculative parts of the blockchain/crypto industry, including that an event not necessarily related to the security or utility of the Ethereum blockchain can nonetheless precipitate a significant decline in the price of ether (*e.g.*, the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022).

70. Please disclose the risks or challenges for the Ethereum blockchain that are posed by the emergence of other public, permissionless blockchains that are similarly designed to support the development, deployment, and operation of smart contracts. Please also explain that the Ethereum blockchain has historically faced scalability challenges and that these alternative blockchains generally attempt to compete with Ethereum by offering faster transaction

processing and lower fees. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on "Layer 2" solutions; briefly describe Layer 2 networks and any risks or challenges that they pose to the blockchain and ether.

71. To the extent that you refer to ether as a "virtual currency" or "cryptocurrency," please clarify that although ether has been called a "virtual currency" or a "cryptocurrency," it is not widely accepted as a means of payment. Also, please generally use the term crypto asset or digital asset when referring to ether or similar assets.

72. Please supplementally confirm that the Fund's code of ethics applies to transactions in ether, ether futures contracts, and other ether-based derivative instruments, and that Access Persons, as defined in Rule 17j-1 of the Act, will be required to pre-clear such transactions.

73. Item 9 disclosure on page 19 states that the Fund follows a "passive approach to investing". Please delete the term "passive" or otherwise explain why use of this term is appropriate.

74. On page 22 of the prospectus under the heading "Understanding the Risks and Long-Term Performance of a Daily Objective Fund" and sub-heading "why," please revise the hypothetical example to clarify that the example applies to a fund seeking 2x returns, rather than 3x returns.

75. Please complete all fields, including those on page 22.

76. Disclosure on page 24 under the heading "Largely unregulated marketplace" states that "Ether, the Ethereum Network, and digital asset trading venues are relatively new and, in most cases, largely unregulated." Please add after "largely unregulated" the following: "and may be operating out of compliance with applicable regulations." Please similarly globally revise any language stating or implying that crypto assets or crypto asset trading venues are unregulated, including on pages 8 and 11 of the SAI.

****

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Kristen Freeman, Esq.
ProShares Trust
Page 11

 Should you have any questions regarding this letter, please contact me at (202) 297-3811 or RosenbergMi@sec.gov.

       Sincerely,

       /s/ Michael Rosenberg
       Attorney-Adviser

cc: Thankam Varghese, Branch Chief
   Bernard Nolan, Senior Special Counsel
   Michael J. Spratt, Assistant Director